December 8, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Liz Packebusch Laura Nicholson John Hodgin Sandra Wall Steve Lo Craig Arakawa

Re:	Trio Petroleum Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed November 18, 2022 File No. 333-267380

Dear Ms. Packebusch:

This letter responds to the correspondence from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 6, 2022 (the “Comment Letter”) providing comments on the above-referenced Amendment No. 1 to Registration Statement on Form S-1, publicly filed on November 18, 2022 (the “S-1”) by Trio Petroleum Corp., a Delaware corporation (the “Company”).

The Company today filed via EDGAR its Pre-Effective Amendment No. 3 to its Registration Statement on Form S-1 (“Amendment No. 3”). The remainder of this letter responds to the Staff’s comments on the S-1, which are set forth below along with our responses on behalf of the Company. We trust you shall deem the contents of this transmittal letter responsive to your comment letter. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 3, submitted on the date hereof, where the revised language addressing a particular comment appears.

Amendment No. 2 to Registration Statement on Form S-1

Business

Evaluation of Reserves and Net Revenue, page 46

1.	Please expand the statement in paragraph two on page 46 to additionally specify that the reserves in the “Reserve Report” filed as Exhibit 99.1 and the “Reserve Supplement Report” filed as Exhibit 99.2 and their determination are consistent with the definitions found in Rule 4-10 of SEC Regulation S-X (17 CFR part 210), and Subpart 1200 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 46 of Amendment No. 3 to clarify that the reserves in the “Reserve Report” filed as Exhibit 99.1 and the “Reserve Supplement Report” filed as Exhibit 99.2 and their determination are consistent with the definitions found in Rule 4-10 of SEC Regulation S-X (17 CFR part 210), and Subpart 1200 of Regulation S-K.

Executive and Director Compensation, page 58

2.	We note your response to prior comment 13. Please provide the information required by Item 402 of Regulation S-K with respect to all named executive officers described in Item 402(m)(2). For example, it appears that Ron Bauer served as your chief executive officer during your fiscal year ended October 31, 2022. In this regard, we note Mr. Bauer signed the January 2022 Securities Purchase Agreement on behalf of Trip Petroleum Corp. in his capacity as Chief Executive Officer.

Response: In response to the Staff’s comment, the Company has revised its summary compensation table on page 58 of Amendment No. 3 to provide the information required by Item 402 for Regulation S-K with respect to all named executive officers.

3.	We note your disclosure in your summary compensation table regarding a stock award during the fiscal year ended October 31, 2022. Please provide the disclosure required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) with respect to such award.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 58 of Amendment No. 3 to provide the disclosure required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) with respect to such award.

4.	We note the equity incentive awards disclosed in your table on page 58 regarding outstanding equity awards at year-end. Please disclose the vesting dates of such awards in a footnote to your table. Refer to Instruction 2 to Item 402(p)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 58 of Amendment No. 3 to provide the vesting dates of the equity incentive awards disclosed.

Exhibits

5.	Please expand the discussion on page one of Exhibit 99.2 to additionally specify that the reserves relating the Full Development Reserve Report and their determination are consistent with the definitions found in Rule 4-10 of SEC Regulation S-X (17 CFR part 210), and Subpart 1200 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has re-filed Exhibit 99.2 with the requested language included in page one of the report.

General

6.	We note your responses to prior comments 5 and 8. Please tell us whether you intend to disclose or illustrate in your prospectus the number of shares of common stock in each of the following categories: (i) shares to be issued upon conversion of the January 2022 Notes, (ii) the Commitment Shares, (iii) shares issuable upon exercise of the GPL warrants and (v) shares issuable upon exercise of the pre-funded warrants. If you do not intend to provide such disclosure in your prospectus, please provide your analysis as to why such information is not material. In addition, please revise to clarify whether your disclosure in your Prospectus Summary under “The Offering” on page 10 regarding common stock to be outstanding after this offering reflects the issuance of shares to be issued upon conversion of the January 2022 Notes.

Response: The Company has revised its disclosure on page 11 of Amendment No. 3 to disclose the number of common stock to be issued upon exercise of the pre-funded warrants. The Company hereby advises the Staff that (i)-(iii) referenced in the above comment cannot be definitively calculated until the prospectus has an IPO price range. In the interim, the Company has revised its disclosure to include placeholders for the number of shares to be issued for each (i)-(iii) above, so that when it has a price range, it can include the number of shares to be issued for each. In addition, the Company has revised its disclosure on page 11 of Amendment No. 3 to clarify that its disclosure in the Prospectus Summary under “The Offering” on page 10 regarding common stock to be outstanding after this offering does not reflect the issuance of shares to be issued upon conversion of the January 2022 Notes.

Please contact me at +1 212 547 5476 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form S-1.

Sincerely,

/s/ Robert Cohen

cc: Frank C. Ingriselli, Chief Executive Officer